Exhibit 21.1

Subsidiaries of Guardant Health, Inc.

Name	Jurisdiction of Incorporation

Guardant Health AMEA, Inc.	Delaware

Guardant Health Pte. Ltd.	Singapore

Guardant Health Japan Corp.	Japan